UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October  29, 2010

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

On October 26, 2010, the Board of Directors of Luxottica Group S.p.A. approved the amendment of its by-laws to comply with Italian legislative decree n. 27/2010.

On September 30, 2010, Luxottica Group S.p.A. (the “Company”) closed a private placement to institutional accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended) of Euro 100 million of senior unsecured guaranteed notes (the “Notes”), issued in two series (Series G and Series H).  The aggregate principal amounts of each of the Series G and Series H Notes are Euro 50 million.  Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum.  The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020.  The Notes are guaranteed on a senior unsecured basis by Luxottica U.S. Holdings Corp. and Luxottica S.r.l., both wholly-owned subsidiaries of the Company.  The Notes can be prepaid at the option of the Company under certain circumstances. The proceeds from the Notes are being used for general corporate purposes.

EXHIBIT INDEX

Exhibit Number	Exhibit

1.2	Amended and Restated By-laws of Luxottica Group S.p.A. (Unofficial English translation)

4.25	Note Purchase Agreement, dated as of September 30, 2010, by and between Luxottica Group S.p.A., and each of the Purchasers listed in Schedule A attached thereto.

4.26	Subsidiary Guarantee, dated as of September 30, 2010, granted by Luxottica S.r.l. and Luxottica U.S. Holdings Corp.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: October 29, 2010	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER